Exhibit 99.3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MAY 10, 2011

MANAGEMENT PROXY CIRCULAR

March 31, 2011

Dear Shareholder:

On behalf of the Board of Directors and Management of Northgate Minerals Corporation (the “Corporation”), I would like to invite you to attend the annual meeting of shareholders that will be held this year at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Tuesday, May 10, 2011, at 10:00 a.m. (Toronto Time).

The enclosed Information Circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors. It also describes the board’s role and responsibilities and the key activities the four board committees undertook in 2010. In addition to these items, we will discuss, at the meeting, highlights of our 2010 performance and our plans for the future. You will also be able to meet and interact with your directors and the senior officers of the Corporation.

Your participation in the affairs of the Corporation is important to us. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy form. A live webcast of the meeting will be available on the Corporation’s website at www.northgateminerals.com.

I look forward to seeing you at the meeting.

"Terrence A. Lyons"
TERRENCE A. LYONS
Chairman of the Board

NORTHGATE MINERALS CORPORATION
406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Northgate Minerals Corporation (the “Corporation” or “Northgate”) will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Tuesday, May 10, 2011, at 10:00 a.m., Toronto Time, in order to:

1.	receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2010, and the auditors’ report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	consider the advisory resolution to accept the approach to executive compensation disclosed in the accompanying Information Circular; and

5.	transact such other business as may properly be brought before the Meeting or adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Board of Directors of the Corporation has fixed the close of business on March 14, 2011 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Northgate has prepared a list, as of the close of business on the record date, of the holders of Northgate common shares. A holder of record of Northgate’s common shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., not later than 10:00 a.m., Toronto time, on May 6, 2011.

DATED at Toronto, Ontario, this 31st day of March, 2011.

By Order of the Board of Directors,

“Matthew Howorth”
Matthew Howorth
Vice President, General Counsel and Corporate Secretary

Table of Contents

Page
Invitation to Shareholders

Notice of Annual Meeting of Shareholders of Northgate Minerals Corporation

INFORMATION CIRCULAR	1

PART ONE – VOTING INFORMATION	1

PART TWO – BUSINESS OF THE MEETING	3

1.	Receiving the Consolidated Financial Statements	4

2.	Election of Directors	4
	Majority Voting	4
	About the Nominated Directors	4
	Director Profiles	5
	Attendance Record in 2010 for Directors	9
	Our Expectations for Directors	9
	Skills Matrix	11
	Report on Director Compensation	12
	Equity Ownership Requirement for Directors	12

3.	Appointment of Auditors	15

4.	Shareholder Advisory Vote on Approach to Executive Compensation	16

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES		17
	The Role of the Board of Directors	17
	Director Independence	18
	Strategic Planning	18
	Risk Management	18
	Corporate Governance Guidelines	19
	Committees of the Board	19
	Executive Compensation Claw-back Policy	22
	Shareholder Engagement Policy	23

PART FOUR – REPORT ON EXECUTIVE COMPENSATION		24
	Compensation Discussion and Analysis	24
	Summary Compensation Table	30
	Incentive Plan Awards	31
	Defined Benefit and Defined Contribution Plans	32
	Potential Payments on Termination and Change of Control	32
	Option Based Awards	34
	Performance Graph	36

PART FIVE – OTHER INFORMATION		37

Schedule “A” – Mandate of the Board of Directors

NORTHGATE MINERALS CORPORATION
406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

INFORMATION CIRCULAR
as at March 31, 2011

This Information Circular is provided in connection with the solicitation of proxies by the management of Northgate Minerals Corporation (the “Corporation”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on Tuesday, May 10, 2011, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as at March 31, 2011.

PART ONE - VOTING INFORMATION

Solicitation of Proxies - The enclosed proxy is being solicited by the management of the Corporation. The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation for which no additional compensation will be paid. The cost of this solicitation will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies of the Corporation.

Appointment and Revocation of Proxies - The individuals named in the accompanying form of proxy are directors and officers of the Corporation. A shareholder eligible to vote at the Meeting has the right to appoint a person or company (who need not be a shareholder) to represent the shareholder at the Meeting other than either of the persons designated in the enclosed proxy, and may exercise such right by inserting the name of that other person in the blank space provided in the accompanying form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Toronto Time, on May 6, 2011) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-888-453-0330. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form. In either of these instances, your proxy should be voted by mail, delivery or Internet. To vote your proxy by Internet, visit the website address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Investor Services Inc. or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion - The nominees named in the accompanying form of proxy will vote or withhold from voting the common shares of the Corporation (the “Common Shares”) represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy FOR the approval of such matter. As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

Non-Registered Holders - Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders are “beneficial owners” who are non-registered shareholders. The Common Shares which they own are not registered in their names but are instead registered in the name of an intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions). Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of Common Shares owned by the non-registered holder, but otherwise uncompleted. If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response. In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares which they beneficially own.

Electronic Delivery - Each year, in accordance with applicable securities laws, the Corporation delivers certain disclosure documentation to its shareholders, such as this Information Circular and the Corporation’s Annual Report. All of such documentation is also posted on www.sedar.com. In order to make this process more convenient, shareholders may choose to be notified by e-mail when the Corporation’s documentation is posted in the “Investor Relations” section on the Corporation’s website (www.northgateminerals.com), and, accordingly, such documentation will not be sent in paper form by mail. Delivery in an electronic format, rather than paper, reduces costs to the Corporation and benefits the environment. Shareholders who do not consent to receive documentation through e-mail notification will continue to receive such documentation by mail. Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Information Circular to Computershare Investor Services Inc. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

NOTE: If you wish to receive (or continue to receive) quarterly financial statements and quarterly MD&A by mail during 2011, registered shareholders must mark the request box at the bottom of their form of proxy, and non-registered holders must mark the request box on their voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Corporation’s website at www.northgateminerals.com. Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report Waiver box at the bottom of the form of proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at December 31, 2010, there were 291,856,984 Common Shares issued and outstanding and as at March 25, 2011, there were 291,899,281 Common Shares issued and outstanding, each carrying the right to one vote at a meeting of the shareholders of the Corporation. Two individuals present in person at a meeting of shareholders of the Corporation, each being a shareholder entitled to vote thereat or being a duly appointed proxy for an absent shareholder so entitled, and holding or representing by proxy in the aggregate at least 10% of the Common Shares entitled to vote thereat, shall constitute a quorum.

Only shareholders of record at the close of business on March 14, 2011 (the “Record Date”), who either attend the Meeting personally or complete, sign and deliver a form of proxy or voting instruction form in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting. Provided that to the extent that a shareholder transfers the ownership of any of its Common Shares after the Record Date and the transferee of those Common Shares establishes that it owns such Common Shares and demands not later than 10 days before the Meeting that its name be included in the shareholders’ list prepared in respect of the Meeting, such transferee is entitled to vote such Common Shares at the Meeting.

Pursuant to the Business Corporations Act (British Columbia) (the “Business Corporations Act”), all resolutions placed before the Meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast in respect of the resolution.

To the knowledge of the directors and executive officers of the Corporation, as of March 31, 2011, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares, other than Van Eck Associates Corp. which holds 11.76% of the Common Shares.

PART TWO – BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	receiving and considering the consolidated financial statements of the Corporation for its financial year ended December 31, 2010, and the auditors’ report thereon;

2.	electing directors who will serve until the next annual meeting of shareholders;

3.	appointing auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	considering the advisory resolution to accept the approach to executive compensation disclosed in this Information Circular; and

5.	transacting such other business as may properly be brought before the Meeting or adjournment thereof.

1.     Receiving the Consolidated Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 are included in Northgate’s 2010 Annual Report, which is being mailed to the Corporation’s registered and beneficial shareholders who requested it. Management will review Northgate’s consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2010 Annual Report is available on Northgate’s website at www.Northgate.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

2.     Election of Directors

Our Policy on Majority Voting

The board of directors of Northgate (the “Board”) believes that each of its members should carry the confidence and support of its shareholders. To this end, the directors have unanimously adopted a Majority Voting Policy. If a director receives more “withheld” votes than “for” votes, he will offer to resign. Our Board will review the matter and then decide whether to accept the resignation. The director will not participate in any Board deliberations on the matter. The Board will announce its decision within 90 days of the meeting. If it rejects the offer, it will disclose the reasons why. If the Board accepts the offer, it may appoint a new director to fill the vacancy. The Board adopted this policy in 2011 on the recommendation of the Corporate Governance and Compensation Committee, and we believe it reflects good corporate governance.

About the Nominated Directors

The Board is responsible for overseeing management and Northgate’s business affairs. As shareholders, you elect the Board as your representatives. This year the Board has decided that eight directors are to be elected. All of the nominated directors currently serve on the Board. The term of office of each of the current directors will expire at the conclusion of the Meeting. At the Meeting, shareholders will be asked to elect eight directors to succeed the present directors. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act.

You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

All of the nominated directors are independent, except for Ken Stowe, our president and CEO. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. (See “Director Independence, on page 18, below.)

The following table sets out the names of the nominees for election as directors, age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; key areas of expertise; Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised(1); the number of outstanding options held by the nominee under Northgate’s stock option plan; record of attendance at meetings of the Board and its Committees during 2010; and whether or not the Board has determined each nominee to be independent. All such nominees were elected to the Board at the 2010 annual meeting of shareholders of the Corporation. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Corporation.

Director profiles

Mark Daniel, 64 Toronto, ON Canada Common Shares: 20,000 Options: 170,000

Mr. Daniel is a corporate director. Mr. Daniel worked with the Bank of Canada and a number of other federal agencies prior to joining the Conference Board of Canada in 1979. During his 15-year career with the Conference Board, he benchmarked leadership and management practices in some of the most successful companies in North America, Europe and Japan. Mr. Daniel joined Vale Inco (formerly CVRD Inco) in 1996, retiring as Vice President, Human Resources in 2007. Since that time, he has consulted with organizations on performance improvement, executive development, succession planning and organization design. Mr. Daniel holds a PhD in economics from the University of Minnesota.

Mr. Daniel is Chairman of Northgate’s Corporate Governance and Compensation Committee and a member of the Health, Safety and Environment Committee.

Areas of Expertise: International Business, Strategy and Leadership, Human Resources, Operations and Exploration, Metals and Mining

Northgate Board Details:

  Director since 2009

  Meetings attended in 2010:
        Board - 5 of 5 regular, 5 of 5 special;
        Health, Safety and Environmental Committee – 1 of 1;
        Corporate Governance and Compensation Committee (Chair) – 2 of 2

  Independent

Paul Dowd, 61 Burnside, SA, Australia Common Shares: nil Options: 170,000

Mr. Dowd’s professional career spans more than 40 years in the public and private sectors, where he has developed businesses and managed mining operations in Australia, USA, Africa, Europe and Asia. He has previously held positions as Managing Director of Newmont Australia Limited and Vice President Australia and New Zealand. Prior to the merger with Newmont and Franco-Nevada, he was Group Executive – Operations for Normandy Mining Limited with responsibility for the group’s global managed mining interests. Mr. Dowd is currently Managing Director of Phoenix Copper Limited, Chairman of the Board of the SA Resources & Engineering Skills Alliance and a Non-executive Director of Oz Minerals Ltd. He serves on several Mining Industry and Government Advisory Boards. He holds a degree in Mining Engineering (Mining) from University of New South Wales.

Mr. Dowd is the Chair of the Health, Safety and Environment Committee and a member of the Finance Committee and the Corporate Governance and Compensation Committee.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Public Policy, Strategy and Leadership, Human Resources

Northgate Board Details:

  Director since 2008

  Meetings attended in 2010:
        Board - 5 of 5 regular, 5 of 5 special;
        Finance Committee - 4 of 4;
        Health, Safety and Environmental Committee (Chair) – 1 of 1;
        Corporate Governance and Compensation Committee – 2 of 2

  Independent

Patrick Downey, 67 Whitby, ON Canada Common Shares: 17,578 Options: 340,000

Mr. Downey is a corporate director who has been involved in the gold and copper mining industry throughout most of his career. He joined Northgate in 1980 and served as Chief Financial Officer from 1988 until 1992. Mr. Downey is a member of the Canadian Institute of Chartered Accountants, the Ontario Institute of Chartered Accountants and the Ontario Chapter of the Institute of Corporate Directors. He holds an Hons. B. Comm. degree from Laurentian University.

Mr. Downey is the Chairman of the Finance Committee and a member of the Audit Committee.

Areas of Expertise: Metals and Mining, Finance, International Business, Accounting, Strategy and Leadership

Northgate Board Details:

  Director since 1993

  Meetings attended in 2010:
        Board - 5 of 5 regular, 5 of 5 special;
        Finance Committee (Chair) - 4 of 4;
        Audit Committee – 7 of 7;

  Independent

Richard J. Hall, 60 Centennial, CO USA Common Shares: 14,500 Options: 170,000

Mr. Hall is a corporate director with over 35 years of mining exploration and development experience. From 1999-2008, Mr. Hall served as President and Chief Executive Officer of Metallica Resources Inc., culminating with the $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. in August of 2008. Prior to his time at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds BS and MS degrees in Geology as well as an MBA with a Finance emphasis from Eastern Washington University.

Mr. Hall is also a director of Creston Moly Corp. (2010-present); Chairman, Grayd Resources (2008-present); Chairman Premier Gold Mines (2010-present) and a director of the Denver Gold Group.

Mr. Hall is a member of the Finance Committee and the Corporate Governance and Compensation Committee.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Accounting, Public Policy, Strategy and Leadership, Human Resources

Northgate Board Details:

  Director since 2008

  Meetings attended in 2010:
        Board - 5 of 5 regular, 5 of 5 special;
        Finance Committee - 4 of 4;
        Corporate Governance and Compensation Committee - 2 of 2

  Independent

Douglas Hayhurst, 64 West Vancouver, BC Canada Common Shares: 19,000 Options: 300,000

Mr. Hayhurst is currently an independent corporate director whose business career includes international leadership roles with IBM Business Consulting Services and PricewaterhouseCoopers Management Consulting, and senior management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and British Columbia Managing Partner (Vancouver). Mr. Hayhurst is also a Director of Canexus Income Fund (Audit Committee and member of Corporate Governance and Compensation Committee), Catalyst Paper Inc. (member of Audit and Environment, Health and Safety Committees) and Accend Corporation (member of Audit Committee) and serves on the Advisory Board of Layfield Group Limited. He is current Chair of the British Columbia Region of the Nature Conservancy of Canada and immediate past Chair of the British Columbia Chapter of the Institute of Corporate Directors. He also serves on the Risk Oversight and Governance Board of the Canadian Institute of Chartered Accountants. He holds an Honours Degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario, is a Fellow of the Institute of Chartered Accountants of British Columbia (FCA) and an Institute of Corporate Directors Certified Director (ICD.D).

Mr. Hayhurst is the Chair of the Audit Committee and a member of the Finance Committee.

Areas of Expertise: Finance, International Business, Accounting, Public Policy, Strategy and Leadership, Human Resources

Northgate Board Details:

  Director since 2006

  Meetings attended in 2010: Board - 5 of 5 regular, 5 of 5 special; Finance Committee -
   4 of 4; Audit Committee (Chair) – 7 of 7

  Independent

Terrence A. Lyons(2), 61 Vancouver, BC Canada Common Shares: 170,100 Options: 390,000

Mr. Lyons is the Chairman of the Board of Northgate. Mr. Lyons was a Managing Partner of Brookfield Asset Management from 1988 until 2004. From 1996 until 2001, he was the President of Northgate. Mr. Lyons holds a Bachelor of Applied Science in Civil Engineering degree, and attended the University of Western Ontario, graduating with an MBA in 1974. He is a Member of the Advisory Board of the Richard Ivey School of Business and in 2007 was awarded the Inco Medal by the Canadian Institute of Mining and Metallurgy for distinguished service to the mining industry.

Mr. Lyons is also a director of Canaccord Financial Inc., Diamonds North Resources Ltd., Sprott Resource Corp., Reliable Energy Ltd., Polaris Minerals Corporation and Eacom Timber Corporation as well as several private corporations. At different times during the period from 2006 to 2010, Mr. Lyons also served as a director of the following public companies: Farallon Mining Ltd., Columbia Goldfields Limited, High River Gold Mines, Skye Resources Inc. and BC Pacific Capital Corporation. He is a past Vice Chairman of Battle Mountain Gold Company and former Chairman of Westmin Resources Limited.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Accounting, Public Policy, Strategy and Leadership, Human Resources

Northgate Board Details:

  Director since 1993

  Meetings attended in 2010: Board - 5 of 5 regular, 5 of 5 special;
  As Board Chair, Mr. Lyons also attended 14 Board Committee meetings in an ex officio capacity.

  Independent

Conrad A. Pinette, 70 Vancouver, BC Canada Common Shares: 20,000 Options: 300,000

Mr. Pinette is a corporate director with an extensive business career in British Columbia’s Forest Industry. Mr. Pinette’s executive positions have included Executive Vice President, Tolko Industries Ltd. (2005); Executive Vice President, Riverside Forest Products Limited (2004); President and COO, Lignum Limited (1990-2004) (Lignum was acquired by Riverside Forest Products Limited in early 2004 and Riverside was subsequently acquired by Tolko Industries Ltd. in late 2004). Mr. Pinette has been a director of a number of private and public forest products and mining companies during his business career and is currently a director of several public companies, a principal and director of family corporations and is active in not-for-profit organizations, including the Cariboo Foundation based in Williams Lake, The United Way of the Lower Mainland and The Prostate Centre at Vancouver General Hospital.

Mr. Pinette currently is a director of A&W Revenue Royalties Income Fund and Canfor Corporation. He is the former Chairman of the Board of Finning International Inc. and former director of TimberWest Forest Corporation.

Mr. Pinette is a member of the Audit Committee and the Health, Safety and Environment Committee.

Areas of Expertise: Finance, International Business, Accounting, Public Policy, Strategy and Leadership, Human Resources

Northgate Board Details:

  Director since 2005

  Meetings attended in 2010: Board - 5 of 5 regular, 5 of 5 special; Audit Committee - 7 of 7; Health, Safety and Environmental Committee - 1 of 1;

  Independent

Kenneth G. Stowe, 59 Oakville, ON Canada Common Shares: 289,379 Options: 2,450,000

Mr. Stowe is the President and CEO of Northgate. He spent the first 21 years of his career at Noranda in various operational, R&D and corporate roles. In 1995, Mr. Stowe joined Diamond Fields Resources as Vice President, Technology with responsibility for the feasibility study of the Voisey’s Bay nickel-copper deposit. Upon the acquisition of Voisey’s Bay by Inco, Mr. Stowe joined Westmin Resources (subsequently acquired by Boliden) as Vice President, Operations. After the successful startup of the Lomas Bayas copper mine in Chile, he moved on to Northgate to take on the significant challenge of re-launching the company as an operating company through the turnaround of the recently commissioned but floundering Kemess South copper-gold mine. Kemess South ultimately became one of the lowest cost gold mines in the world. In 2006, Mr. Stowe was the recipient of the prestigious Canadian Mineral Processor of the Year Award. Mr. Stowe holds B.Sc. and M.Sc. degrees in Mining Engineering from Queen’s University in Kingston, Ontario.

Mr. Stowe is also a director of Hudbay Minerals Inc., and a former director of Centenario Copper Corporation.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Public Policy, Strategy and Leadership, Human Resources

Northgate Board Details:

  Director since 2001

  Meetings attended in 2010: Board - 5 of 5 regular, 5 of 5 special;
  As CEO, Mr. Stowe also attended 14 Board Committee meetings in an ex officio capacity.

  Non-Independent

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

(2)

Terrence A. Lyons was a director and executive officer of FT Capital Ltd. (“FT”), which was subject to cease trade orders in each of the provinces of British Columbia, Alberta, Manitoba and Ontario due to the failure of FT to file financial statements since the financial year ended December 31, 2001. On June 30, 2009, FT was liquidated and the company dissolved. Mr. Lyons is also a director of Royal Oak Ventures Inc. (“Royal Oak”), which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Ontario and Quebec due to the failure of Royal Oak to file financial statements since the financial year ended December 31, 2003. Mr. Lyons was a director of International Utility Structures Inc. (“IUSI”) which, on October 17, 2003, was granted creditor protection by the Court of Queen’sBranch of Alberta under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). On March 31, 2005 an order was granted approving the final IUSI restructuring plan under the CCAA, at which time Mr. Lyons resigned as a director. Mr. Lyons was elected to the boards of directors of each of Royal Oak, FT and IUSI largely because of his valuable experience and expertise in financial restructurings in the insolvency context.

Attendance Record in 2010 for Directors

During the fiscal year ended December 31, 2010, the Board held 10 meetings, the Audit Committee held 7 meetings, the Corporate Governance and Compensation Committee held 2 meetings, the Finance Committee held 4 meetings and the Health, Safety and Environment Committee held 1 meeting. All directors attended 100% of the Board meetings held in 2010. All directors attended 100% of the meetings of the Committees of which they are members that were held in 2010. For individual director meeting attendance, see the Director Profiles, above.

Our Expectations for Directors

We expect each member of our Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Corporation and its stakeholders. All directors are required to possess fundamental qualities of intelligence, honesty, integrity, ethical behavior, fairness and responsibility and be committed to representing the long-term interests of our stakeholders. They must also be able to devote sufficient time to discharge their duties and responsibilities effectively.

In addition to the foregoing, each director is expected to:

  be willing to share expertise and experience with management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;
  develop an understanding of our strategy, business environment and operations, the markets in which we operate and our financial position and performance;
  diligently prepare for each board and committee meeting by reviewing all of the meeting materials;
  actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered;
  comply with our Code of Business Conduct and Ethics, including conflict of interest disclosure requirements;
  leverage experience and wisdom in making sound strategic and operational business decisions; demonstrate business acumen and a mindset for risk oversight;
  participate in continuing education programs, as appropriate; and
  participate in the board, committee and director self-assessment process.

The Northgate Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our directors. Northgate’s reputation for honesty and integrity is integral to the success of its business. No director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Northgate also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, Northgate’s business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com and on the Corporation’s website at www.northgateminerals.com. In order to monitor compliance, the Board requires each officer and director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to directors or officers of the Corporation, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Corporation. No waivers have been granted.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

In addition to adopting the Code, the Board has adopted the Corporation’s Disclosure Policy, a Whistleblower Policy and an Insider Trading Policy in order to, among other things, encourage and promote a culture of ethical business conduct. These policies are available on the Corporation’s website at www.northgateminerals.com. The Corporation periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.

For purposes of orientation, all new directors receive a Board Manual containing the governance policies of the Corporation, including Board policies, a record of public information about the Corporation, minutes from recent meetings of the Board and its Committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are also afforded the opportunity to visit the Corporation’s operations and receive detailed briefings from management. As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Corporation’s business. The Corporation also encourages directors to attend, at the Corporation’s expense, conferences, seminars or courses on subjects related to their role on the Board or Board Committees, or that are important for enhancing their knowledge of the mining industry.

Skills Matrix

The Corporate Governance and Compensation Committee, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our directors, including their business expertise and experience, meets the needs of the Corporation. The Corporate Governance and Compensation Committee has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess board composition, to help with the Board’s ongoing development and to assist in recruiting new directors in the future. The following table shows the number of directors who have the indicated level of expertise according to the self-assessments which each of them completed in early 2011.

Self-assessment of Skills and Experience	Outstanding	Strong	Average
Strategy and Leadership Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance	4	4	0
Operations and Exploration Experience with a leading mining or resource company with reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence	3	2	3
Metals and Mining Knowledge of the mining industry, market, international regulatory environment and stakeholder management	4	3	1
Finance Experience in the field of finance, investment and/or in mergers and acquisitions	3	4	1
Public Policy Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	1	5	2
Human Resources Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	1	6	1
Accounting Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business	3	3	2
International Business Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where we have or are developing operations	3	5	0

Report on Director Compensation

Director Compensation Table

Name	Fees Earned ($)	Share Based Awards ($)	Option Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Mark Daniel	60,500		102,858				163,358
Terrence A. Lyons	135,000		128,572				263,572
Paul J. Dowd	66,500		102,858			12,068(2)	181,426
Richard J. Hall	57,500		102,858				160,358
Conrad Pinette	62,000		102,858				164,848
Patrick D. Downey	72,500		102,858				175,358
Douglas P. Hayhurst	81,500		102,858				184,358

(1)

The grant date fair value of the share option awards are determined in accordance with Section 3870 of the CICA Handbook using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2010.

(2)

Mr. Dowd receives a fee of A$10,000 in respect of his acting as a director of Northgate’s wholly-owned Australian subsidiary, Northgate Australian Ventures Corporation Pty Ltd. This amount was converted to $12,068 using the quarterly average rate in each quarter when the payment was processed (Q1: 0.9405, Q2: 0.9076, Q3: 0.9410, Q4: 1.0005, per Bank of Canada).

Non-executive directors of the Corporation received an annual retainer of $35,000 and, for each Board and committee meeting attended, whether in person or by conference call, a fee of $1,500 per meeting. Each committee chairman received an additional annual retainer of $6,000, with the exception of the Audit Committee chairman, who received an additional annual retainer of $12,000. Audit Committee members, other than the chairman, received an annual retainer of $3000. An annual retainer of $135,000 was paid to the Chairman of the Board. The Chairman of the Board does not receive any other fees, including meeting attendance fees. Mr. Stowe, who is an officer of the Corporation, does not receive any fees for serving as a director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Corporation business. Directors were also granted options pursuant to the Corporation’s 2007 Share Option Plan (the “Option Plan”). The Board does not intend to grant any further options to directors of the Corporation (see “DSU Plan” – below). All director compensation is included in the table above.

Equity Ownership Requirement for Directors

The Board believes that directors should be shareholders and have a financial stake in the Corporation. Northgate directors are required to own Northgate Common Shares or DSUs (see “Deferred Share Unit Plan”, below) having an initial acquisition value of at least three (3) times the value of the annual retainer, to be achieved by the later of (a) December 31, 2014 or (b) three years from the date the individual became a director. Options do not count toward the directors’ share ownership requirement. If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer. Each non-executive director must continue to hold such value throughout his or her tenure as a director and the common shares, DSUs or similar share equivalent of Northgate held to comply with the Equity Ownership Requirement must not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his holding.

The Board of Directors believes that the Chief Executive Officer should build equity in the Corporation in order to align his interests with shareholders. The CEO is required to own Northgate Common Shares or RSUs (see “Restricted Share Unit Plan”, below) having an initial acquisition value of at least three (3) times his 2010 base salary, to be achieved by December 31, 2014. The CEO may designate unvested RSUs such that they will count towards this total until vesting. RSUs vest on the third anniversary of the date of grant and are paid out in cash shortly after vesting.

Options do not count toward the CEO’s share ownership requirement. If the CEO’s base salary is increased, he shall be required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in base salary. Common Shares, RSUs or similar share equivalent of Northgate held to comply with the Equity Ownership Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his holding. Stock options do not count toward directors’ compliance with the Corporation’s Equity Ownership Requirement.

Given that the Corporation’s Equity Ownership Requirements for directors require that the prescribed thresholds be attained by the end of 2014, all of the Corporation’s directors currently meet the Corporation’s requirements for equity ownership.

Deferred Share Unit Plan

The Board adopted a deferred share unit (“DSU”) plan in March of 2011. Under the DSU Plan non-executive directors will receive a portion of their director’s compensation as DSUs. As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in Northgate similar to share ownership. Directors may elect to receive all of their director’s compensation as DSUs. The intention of the plan is to further align the interests of directors with those of shareholders. While serving as a director, DSUs cannot be paid out. DSUs are paid in full to the director following termination of board service. Each DSU vests immediately and represents the right of the director to receive, after termination of all positions with Northgate, the market value of the DSUs equal to the weighted average of the closing price of Northgate Common Shares on the TSX for the five trading days immediately preceding the payout date.

Restricted Share Unit Plan

The Board adopted a restricted share unit (“RSU”) plan in March of 2011. In lieu of granting actual Common Shares to Northgate employees (including any employees who are directors), a specific number of units that each have a value equal to one Common Share are granted. RSUs vest and are paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Northgate Common Share.

Restriction on Executive Hedging

Under the Corporation’s Insider Trading Policy, no directors, officers or employees can engage in selling short the securities of Northgate or buying or selling a call or put option in respect of a security of Northgate. Hedging of share-based awards to protect against a decrease in share price is contrary to the purpose for which these rewards and requirements have been introduced.

The following table sets for the dollar value of all directors’ shareholdings, as of Dec 31, 2010.

	Number of
	Common	$ value of
	Shares	shareholdings
Mark Daniel	20,000	63,600
Patrick D. Downey	17,578	55,898
Douglas P. Hayhurst	19,000	60,420
Richard J. Hall	14,500	46,110
Paul J. Dowd	-	-
Terrence A. Lyons	170,100	540,918
Conrad A. Pinette	20,000	63,600
Kenneth G. Stowe	289,379	920,225

Incentive Plan Awards – Directors - Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark Daniel	12,800	n/a	n/a
Terrence A. Lyons	24,840	n/a	n/a
Paul J. Dowd	23,720	n/a	n/a
Richard J. Hall	21,240	n/a	n/a
Conrad Pinette	24,840	n/a	n/a
Patrick D. Downey	24,840	n/a	n/a
Douglas P. Hayhurst	24,840	n/a	n/a

(1)

This represents the aggregate dollar value that would have been realized if the options had been exercised on their vesting date, being the difference between the market price of the underlying securities at exercise and the exercise price of the options on such date.

Incentive Plan Awards - Directors

Name	Number of securities underlying unexercised options (#) (1)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark Daniel	50,000 60,000 60,000	1.92 3.55 2.89	May 8, 2016 Jan. 8, 2017 Jan. 13, 2018	63,000 - 17,400	n/a	n/a
Terrence A. Lyons	40,000 40,000 40,000 50,000 50,000 75,000 75,000	1.79 2.60 4.07 2.97 1.03 3.55 2.89	Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	55,600 23,200 - 10,500 107,500 - 21,750	n/a	n/a
Paul J. Dowd	40,000 10,000 60,000 60,000	0.82 1.03 3.55 2.89	Nov. 11, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	94,400 21,500 - 17,400	n/a	n/a
Richard J. Hall	40,000 10,000 60,000 60,000	0.98 1.03 3.55 2.89	Nov. 10, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	88,000 21,500 - 17,400	n/a	n/a
Conrad Pinette	40,000 40,000 50,000 50,000 60,000 60,000	2.60 4.07 2.97 1.03 3.55 2.89	Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	23,200 - 10,500 107,500 - 17,400	n/a	n/a
Patrick D. Downey	40,000 40,000 40,000 50,000 50,000 60,000 60,000	1.79 2.60 4.07 2.97 1.03 3.55 2.89	Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	55,600 23,200 - 10,500 107,500 - 17,400	n/a	n/a
Douglas P. Hayhurst	40,000 40,000 50,000 50,000 60,000 60,000	2.60 4.07 2.97 1.03 3.55 2.89	Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	23,200 - 10,500 107,500 - 17,400	n/a	n/a

(1)	Share options vest 20% per year over a four year period beginning on the date of grant.

3.    Appointment of Auditors

The Board proposes that the firm of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, be appointed as auditors of Northgate to hold office until the next annual meeting of shareholders and that the Board be authorized to set the auditors’ remuneration.

As part of the Corporation’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Northgate’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Corporation’s auditors and to ensure that the independence of the Corporation’s auditors is not compromised through engaging them for other services. All services provided by the Corporation’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Northgate’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Aggregate fees paid to Northgate’s auditors relating to the fiscal years ended December 31, 2010 and 2009 were as follows:

Fees in millions of dollars(1)	2010	2009

Audit Fees	$738,001	$693,715
Audit-related fees(2)	42,078	-
Tax compliance and advisory fees	81,367	259,316
All other fees .	-	-
Total	$861,446	$953,031

(1) The classification of fees is based on applicable Canadian securities laws and SEC definitions.
(2) Audit related fees relate to services in connection with the Corporation’s transition to International Financial Reporting Standards.

The Board of Directors recommends that shareholders vote FOR the appointment of KPMG LLP as the auditors of Northgate for the 2011 fiscal year and the authorization of the Board of Directors to set their remuneration.

4.    Shareholder Advisory Vote on Approach to Executive Compensation

The Board has adopted a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” Northgate’s approach to executive compensation through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors nor the Corporate Governance and Compensation Committee, that the shareholders accept the approach to executive compensation disclosed in Northgate’s Management Proxy Circular delivered in advance of the 2011 annual meeting of shareholders.”

Please take some time to read the Report on Executive Compensation section of this Circular starting on page 24, where we discuss Northgate’s compensation philosophy, the objectives of the different elements of Northgate’s compensation program, and the way performance is assessed and compensation decisions are made. Northgate’s executive compensation policies and procedures are designed to align the interests of executive officers with the interests of shareholders; to reinforce the key elements of the Corporation’s strategy and align the executive team with the strategy; and to compensate executive officers at a level and in a manner that enables Northgate to attract, motivate and retain individuals with exceptional skills.

Since this vote is advisory, it will not be binding upon the Board. However, the Board and, in particular, the Corporate Governance and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation.

The Board of Directors recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As an organization Northgate is committed to adhering to the highest standards of corporate governance. The mandate of the Board and of each of its committees are available on our website at www.northgateminerals.com. Our Corporate Governance policies are revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, changing circumstances and our needs.

The following outlines Northgate’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201- Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101-Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Northgate as a Canadian company, Northgate has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards.

The Role of the Board of Directors

The primary responsibility of the Board is to provide governance and stewardship to the Corporation. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. The Board oversees the Corporation’s systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Northgate continues to operate as a successful business, and to optimize financial returns to increase our value over time while effectively managing the risks we face in our business. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

The independent directors meet in the absence of the non-independent director at each quarterly meeting of the Board. Ken Stowe, as a member of management and the only director of the Corporation who is not independent, does not participate in these sessions. The sessions are presided over by Terrence A. Lyons, the Corporation’s independent Chairman. Any issues addressed at the in camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent directors.

The Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer, in order to delineate their respective roles and responsibilities. The responsibilities of the Chairman of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board Committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board Committee functions to ensure compliance with Northgate’s corporate governance practices; acting as an adviser and confidant to the CEO and other senior officers; and ensuring effective communications between the Board and management. The Chairman of the Board is also required to coordinate and preside at all meetings of the Board and Shareholders, in each case to ensure compliance with applicable law and the Corporation’s governance practices. The Chairman of the Board, Terrence A. Lyons, is an independent director for purposes of NI 58-101 and is not involved in day-to-day operations of the Corporation.

The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Corporation, providing leadership and vision to the Corporation, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The CEO communicates regularly with the Board to ensure that the Directors are being provided with timely and relevant information necessary to discharge their statutory duties and responsibilities.

Director Independence

The Board has determined that seven of the Corporation’s eight directors are “independent” within the meaning of NI 58-101 and one is not independent. The Board considers that Ken Stowe is not an independent director because of his position as President and CEO. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. “Independence” means a director is independent of management, does not have a material relationship with the company and, except for director fees and share ownership, does not financially benefit from it. A material relationship is any relationship that could interfere with a director’s ability to exercise independent judgment or inhibit his ability to make difficult decisions about management and the business. For example, employees of a company, its service providers and relatives or close friends of a senior executive all have a material relationship with the company.

The Board also recognizes that, as much as possible, directors should also be independent of each other. To this end the Board has adopted a policy pursuant to which no director shall accept an invitation to join an outside board on which a director of Northgate already sits without previously obtaining the approval of the Corporate Governance and Compensation Committee. In addition, no more than two of the Corporation’s directors should generally serve on the same outside board or outside board committee. Any such board and/or committee interlocks shall be reported by the Board to shareholders. As of March 31, 2011, no members of our Board served together on the boards (or board committees) of other public companies.

Strategic Planning

Management is responsible for developing and recommending the Corporation’s strategic plan for approval by the Board each year. The Board holds at least one special meeting a year to discuss strategic planning and related issues, including the risks associated with various strategic alternatives. Management carries out periodic reviews of our strategic plan, based on our progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.

Risk Management

The Board, in accordance with its mandate, is responsible for the Corporation’s management of risk. The Northgate Risk Management Program has been developed by the Board as a broadly focused systematic approach to identifying, assessing, reporting and managing significant risks facing the Corporation, in our corporate office and in our operations. The program helps the Board identify and mitigate uncertainties that can negatively affect Northgate’s business activities and ability to achieve its corporate objectives or strategic plan.

The Board has delegated to the Audit Committee the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program. The Audit Committee is responsible for ensuring a robust risk management process is in place, and for monitoring the overall risk profile of the Corporation. Each Board Committee is responsible for monitoring risks in a specific area:

-	the Audit Committee is responsible for monitoring accounting related and certain financial risks;
-	the Health, Safety and Environment Committee reviews the policies and systems related to safety, health, environment and related operational risks as well as permitting and regulatory matters relating to climate change and other environmental considerations;
-	the Corporate Governance and Compensation Committee is responsible for oversight of compensation risk and executive succession risk; and
-	the Finance Committee is responsible for monitoring risks relating to hedging (currency and commodity), investments and financing.

The Committee (or, where applicable, the full Board) that has been identified as owning the risks outlines the controls that are planned or already in place, and any risk assessments and work that are under way to mitigate risk. Each Committee also conducts a periodic risk identification and review process to identify any emerging risks, determine the effectiveness of current risk management strategies and, where appropriate, develop new risk management strategies. Corporate (entity) level risk management strategies are integrated with site level risk management, with each site following its own process for regular identification of business risks and incorporating the appropriate level of resources for managing such risks into its budgeting and business planning.

Corporate Governance Guidelines

The Board has adopted a set of Corporate Governance Guidelines to set forth its policies and internal practices regarding, among other things: director selection criteria; board size; board and committee responsibilities; minimum attendance requirements for directors; and the need for independent directors of the Board to hold an in camera meeting in conjunction with every meeting of the Board. The Corporate Governance Guidelines also provide that the Board has not adopted a regular retirement age for its members. A copy of the Corporate Governance Guidelines is posted on Northgate’s website at www. northgateminerals.com, and a shareholder may request a printed copy. The Board continuously reviews these guidelines with a view to ensuring they align with applicable regulations and current best practices.

Committees of the Board

There are currently four standing committees of the Board: the Corporate Governance and Compensation Committee, the Audit Committee, the Finance Committee and the Health, Safety and Environment Committee. Committee members are appointed by and comprised exclusively of members of the Board and are currently all independent directors. The roles and responsibilities of each Committee are set out in its Board-approved written Charter, which Charter is reviewed annually by the relevant committee and the Corporate Governance and Compensation Committee. The mandates of the Committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Corporation. The Chairman of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which elects its own Chairman annually). Each Committee Charter includes a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and providing leadership to the Committee and assisting it in reviewing and monitoring its responsibilities set out in its Charter. The Audit Committee of the Corporation holds an in-camera session without management present following each of its meetings. Each Committee’s mandate grants it authority to retain and terminate legal or other advisors to the Committee. A copy of the Charter for each of the Committees is posted on Northgate’s website at www.northgateminerals.com.

Corporate Governance and Compensation Committee

The mandate of the Corporate Governance and Compensation Committee is to assist the Board in monitoring, reviewing and approving Northgate’s corporate governance and compensation policies and practices, identifying individuals qualified to become members of the Board and evaluating the functioning of the Board and its Committees on an annual basis.

The Corporate Governance and Compensation Committee regularly reviews Northgate’s corporate governance practices and policies and, where appropriate, makes recommendations to the Board for changes thereto. The Corporate Governance and Compensation Committee is responsible for the Corporation’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and the NYSE Amex corporate governance standards and for reviewing and approving the annual disclosure relating to such guidelines and standards.

The Corporate Governance and Compensation Committee is responsible for proposing new nominees to the Board and its Committees. In considering nominees to the Board, the Corporate Governance and Compensation Committee considers the size, composition and operation of the Board and reviews the independence, skills, qualifications and experience of candidates prior to making a recommendation to the Board. The Corporate Governance and Compensation Committee also annually reviews and assesses the size, composition and responsibilities of all Board Committees with a view to making recommendations to the Board regarding membership and Chairpersons (see “Skills Matrix” on page 11, above).

The Corporate Governance and Compensation Committee annually evaluates the effectiveness of the Board, committees and individual directors. The Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its Committees. The Chairman of the Corporate Governance and Compensation Committee compiles the responses to the questionnaire to ensure confidentiality, and may also conduct individual director interviews from time to time to complete the assessment prior to reporting back to the Board. Elements of this assessment include the effectiveness of operation of the Board and its Committees, communication between the Board and management and the effectiveness of strategic direction and risk management processes of the Board and its Committees. Where deemed appropriate, the Committee recommends changes to enhance the performance of the Board and its Committees.

The Corporate Governance and Compensation Committee’s role and responsibilities relating to compensation include developing an executive compensation strategy, reviewing and appraising the performance of the Corporation’s senior executives, and reviewing the adequacy and form of the compensation of the Corporation’s senior executives in light of such performance and compensation strategy. In particular, the Corporate Governance and Compensation Committee reviews and makes recommendations to the Board with respect to the personal and corporate objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of such objectives, and recommends to the Board the compensation level of the CEO based on this evaluation. The Corporate Governance and Compensation Committee is also responsible for reviewing and making recommendations to the Board with respect to senior executive compensation and with respect to succession planning for the CEO and other senior executives. The Corporate Governance and Compensation Committee also reviews the remuneration of the Corporation’s directors annually to ensure that it properly reflects the responsibilities associated with being an effective director. The Charter of the Corporate Governance and Compensation Committee grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.

The Corporate Governance and Compensation Committee holds certain risk identification, assessment, management and monitoring responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the Corporate Governance and Compensation Committee have the skills and experience required to make decisions on whether the Corporation’s compensation policies and practices are consistent with its risk profile. The Corporate Governance and Compensation Committee avoids compensation policies which encourage excessive risk taking, such as compensation policies that pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. The Committee is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Northgate executive compensation program or that is otherwise not in the best interests of the Corporation and its stakeholders. The Corporate Governance and Compensation Committee is mindful also of risks associated with executive succession.

The Corporate Governance and Compensation Committee, on behalf of the Board, reviews at each of its meetings the succession plans for each of the Corporation’s executive officers, including through periodic discussion with the CEO regarding executive positions other than CEO. The Corporate Governance and Compensation Committee also conducts advance planning in this regard by exploring means of pursuing viable alternative executives both from within the organization and from external sources. The Corporate Governance and Compensation Committee has satisfied itself that there are currently several individuals within the organization that, if needed, could act as CEO on an interim basis while a more thorough search were conducted for a permanent replacement.

In 2010 the Corporate Governance and Compensation Committee undertook several major initiatives. In relation to its review and assessment of the performance of the Corporation’s senior executives, including in connection with executive compensation recommendations, the Committee oversaw development of revised personal performance objectives as well as a new target bonus structure for such senior officers, in part so as to further align the interests of the senior officers with the Corporation’s current strategic objectives. In 2010, the Committee also oversaw the updating of the corporate governance policy framework of the Corporation in light of current recommended best practices, including through reviewing, and making recommendations to the Board on the following initiatives: mandatory equity ownership for directors; shareholder advisory vote on executive compensation; majority voting for directors; disclosure of director expectations and qualifications; director orientation and education; executive compensation claw-back; shareholder engagement; and risk management (including compensation risk).

The Committee is comprised of three independent directors: Mark Daniel (Chairman), Richard Hall and Paul Dowd. There were two meetings of the Committee during 2010. All of the members of the Committee attended all of the meetings held in 2010 while they were members.

Audit Committee

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Corporation’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Committee oversees the Corporation’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Northgate. A full description of the responsibilities of Northgate’s Audit Committee is set forth in its Charter, a copy of which is available at www.northgateminerals.com.

All members of the Audit Committee are financially literate and audit committee financial experts, in accordance with applicable laws. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Corporation. In considering criteria for determination of accounting or related financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

In addition to effectively discharging its responsibilities pursuant to its mandate, the Audit Committee also undertook several initiatives in 2010. Among these was the oversight of development of a comprehensive risk management framework for the Corporation, including the allocation of area-specific risk responsibility to the respective committees of the Board. The Board has delegated to the Audit Committee the responsibility for overseeing and monitoring, from a process standpoint, Northgate’s Risk Management Program. The Audit Committee is responsible for ensuring a robust risk management process is in place, and for monitoring the overall risk profile of the Corporation. The Committee also continued its oversight of the Corporation’s IFRS conversion process, part of which is an education element for which the Committee has assumed a leadership role.

The Audit Committee currently consists of three independent directors: Douglas Hayhurst (Chairman), Conrad Pinette and Patrick D. Downey. There were seven meetings of the Audit Committee during 2010. All of the members of the Committee attended all of the meetings held in 2010 while they were members.

Health, Safety and Environment Committee

The mandate of the Health, Safety and Environment Committee is to oversee Northgate’s environmental and health and safety performance at all projects and properties of the Corporation, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and health and safety matters to the Board. The Committee also oversees the development and implementation of the Corporation’s policies and practices on environmental, health, safety and community matters in light of applicable laws and recommended best practices in the various jurisdictions in which the Corporation conducts its operations. To achieve this, the Committee regularly reviews Northgate existing programs to ensure that they minimize or prevent the effects of Northgate’s operations on the environment, and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the communities impacted by Northgate’s operations, including economic development and community growth. The Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Corporation operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.

In 2010 the Committee continued to emphasize the importance of a consistent and principled approach to the Corporation’s environmental, health, safety and community practices through facilitating effective communication and sharing of resources and information among each of the mines and development projects in the various jurisdictions in which the Corporation conducts its operations. To that end, the Committee oversees a management sub-committee with appropriate representation from each of the Corporation’s projects and operations, with each of the members having familiarity with the environmental, health, safety and community principles and practices of each of their respective sites. This management sub-committee is intended to optimize ongoing co-operation between the sites with respect to development and implementation of the Corporation’s environmental, health and safety policies. The Committee is also committed to conducting a comprehensive review and, where appropriate, refinement of, the Corporation’s existing crisis management policies, disaster response policies and risk management policies, in each case as they pertain to environmental, health and safety matters. Finally, the Committee updated its Charter so as to ensure its alignment with applicable legislation and current recommended best practices.

The Health, Safety and Environment Committee currently consists of three independent directors: Paul Dowd (Chairman), Mark Daniel and Conrad Pinette. There was one meeting of the Health, Safety and Environment Committee during 2010, which was attended by all members of the Committee.

Finance Committee

The mandate of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities with respect to Northgate’s financial policies and strategies, major financing activities and other major transactions and certain financial risk management practices. To this end, the Committee monitors and reviews the financial structure and investment programs of the Corporation, and advises management regarding Northgate’s financial strategy in view of Northgate’s current and future capital and operating plans and budgets, capital structure, interest rate and foreign currency exposures. The Committee advises management on financial risks arising from Northgate’s exposure to changes in commodity prices, interest rates, foreign currency exchange rates and credit, including by advising on any proposed hedging of such exposures, and authorizes policies for entering into investments and for reviewing and assessing execution of such investment strategies. The Committee also advises management on (i) acquisition, investment and divestiture strategies and opportunities and, where applicable, the method for financing proposed major acquisitions or investments, (ii) proposed major financing activities such as issues of equity or debt securities, and (iii) credit facilities with banks and others and other major credit arrangements such as capital and operating leases.

The Committee played a key oversight role in 2010 in relation to (i) the merger and acquisition related activities of the Corporation during the year, in particular where the Corporation entered into advanced discussions in contemplation of potential material transactions, (ii) review and assessment of financing alternatives for the Corporation’s Young-Davidson project and (iii) the public offering of convertible notes completed in the third quarter of 2010.

The Finance Committee is comprised of four independent directors: Patrick D. Downey (Chairman), Douglas Hayhurst, Richard Hall and Paul Dowd. There were four meetings of the Finance Committee during 2010. All of the members of the Committee attended all of the meetings held in 2010.

Executive Compensation Claw-back Policy

The Board has adopted an Executive Compensation Claw-back Policy concerning future awards made under the Corporation’s incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Corporation’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

a) the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements;

b) the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

c) the incentive compensation payment received would have been lower had the financial results been properly reported.

Shareholder Engagement Policy

The Northgate Board has adopted a Shareholder Engagement Policy to formalize its views on the importance of having regular and constructive engagement directly with its shareholders outside of the annual meeting in order to allow shareholders to express their views on governance matters directly to the Board. These discussions are intended to focus on governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. The Board will continue to develop practices to increase engagement with its shareholders as is appropriate for its shareholder base and size, such as meeting with the Corporation’s larger shareholders and organizations representing a group of shareholders, and creating conduits for communication with smaller shareholders on an ongoing basis. The Board recognizes that shareholder engagement is an evolving practice in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives. The Northgate investor relations group has procedures in place to receive and appropriately deal with feedback from its shareholders. In addition, the Corporation has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate public disclosure of material information about the Corporation. Shareholders and other interested parties may communicate directly with the CEO or Chairman of the Board by sending correspondence, marked to the attention of the CEO or Chairman of the Board, care of the Corporate Secretary at 110 Yonge Street, Suite 1601, Toronto, ON, M5C 1T4.

PART FOUR – REPORT ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is designed to explain the significant principles which underlie the Corporation’s policies and procedures for the compensation of its executive officers, including information on the objectives of the Corporation’s executive compensation strategy. Included in this is a discussion of each element of compensation, why the Corporation has chosen to pay each such element, how the Corporation calculates the amount for each element and how each compensation element fits into the Corporation’s overall compensation strategy and affects decisions about other elements.

All references in this Management Information Circular to “$” or “dollars” are intended to refer to Canadian dollars, unless otherwise noted.

Compensation Philosophy

Northgate operates in a highly competitive market for executives and has designed its executive compensation program so as to be able to attract, retain and motivate highly-qualified individuals with the mining and other related skills and experience necessary to create sustainable value for Northgate shareholders and execute the Corporation’s strategic plan. Value is created for Northgate shareholders through the successful discovery, acquisition, development and operation of precious metal deposits. Given the extended timeframes typically associated with development of mineral deposits, Northgate’s compensation program has been designed to include both short and long term incentives in order to align management priorities with near term strategic objectives of the Corporation and the longer term interests of shareholders.

Northgate’s compensation philosophy is based on the following principles:

(1)

Compensation should reinforce the key elements of the Corporation’s strategy and align the executive team with the strategy by creating a clear relationship between pay and performance. Short term incentives should encourage the achievement of near-term operational and strategic objectives of the Corporation, while long-term, equity-based incentives should encourage long-term, sustainable growth in shareholder value.

(2)	Compensation levels should enable Northgate to attract, motivate and retain individuals with exceptional skills.

(3)	Compensation should be transparent so that both executives and shareholders understand the executive compensation program, including its objectives and the basis upon which compensation is provided.

Elements of Executive Compensation

For the past several years, Northgate’s compensation program has been comprised of three primary elements: (1) base salary; (2) short-term incentives, in the form of annual bonuses; and (3) long-term incentives, in the form of common share options. Executive officers also receive a retirement allowance, and are entitled to participate in Northgate’s Employee Share Purchase Plan (discussed below). The Corporation also provides a standard benefits package (health, dental, life insurance, long-term disability) to its executives.

Base Salary - The primary element of Northgate’s compensation program is base salary. The amount payable to a senior executive as base salary is determined by anticipated future contribution of the senior executive, level of responsibility, ability to influence the performance of the Corporation, and tenure. Base salaries are reviewed annually and, where appropriate, adjusted in order to ensure that they remain at a level near the median for comparable companies, and to ensure that the overall compensation package for each executive achieves the Corporation’s stated objectives with respect to executive compensation. The base salary of each of the individuals named in the Summary Compensation Table on Page 30, below (each a “Named Executive Officer” or “NEO”) is set out in their respective employment agreement, each of which is updated annually.

Cash Bonus - Northgate provides its senior executives with short term incentives in the form of annual bonuses, which are designed to reward senior executives for their contribution towards the achievement of Northgate’s strategic objectives and personal performance objectives. Bonus targets for each Named Executive Officer for the upcoming year are established by the Board in January based on the recommendation of the Corporate Governance and Compensation Committee, and are expressed as a percentage of base salary at target performance. Bonus targets are reviewed annually in order to ensure that the overall compensation package for each executive achieves the objectives of Northgate’s Compensation Program. The Corporate Governance and Compensation Committee also makes a recommendation to the Board as part of its annual compensation review process with respect to the percentage of the target bonus that should be awarded to each NEO in respect of such individual’s performance during the preceding year. Bonus targets are reviewed and, if appropriate, adjusted, annually, in order to ensure that the overall compensation package for each executive achieves the objectives of Northgate’s Compensation Program.

The annual bonus target, once established, is comprised of two components: the personal performance component and the peer group comparison component. The Corporate Governance and Compensation Committee makes a recommendation to the Board regarding the relative weighting of these two components in the calculation of the annual bonus target.

The personal performance component is designed to compensate the NEO for achievement of performance goals that are established at the beginning of the year.

The peer group comparison component is contingent on the change in relative value of Northgate’s share price for the year in question versus a comparator group of companies. The Corporate Governance and Compensation Committee compares a Northgate share price performance weighting for the period January 1 to December 31 of the year in question to that of a select peer group of companies. The peer group of companies used for this purpose is established by the Corporate Governance and Compensation Committee on an annual basis. The peer group for 2010 is set forth on page 29 of this Information Circular.

Option Grants - Northgate provides its senior executives with long term incentives in the form of stock options, which are designed to align the interests of management with the interest of Northgate’s shareholders by encouraging long-term, sustainable growth in shareholder value. Share options provide a focus on share price performance and encourage executive ownership of Common Shares. The Board, based on the recommendation of the Corporate Governance and Compensation Committee, considers grants of stock options to senior executives as part of its annual executive compensation review, with a view to ensuring that the overall compensation package for each executive achieves the objectives of Northgate’s executive compensation program. Prior to making such recommendation, the Corporate Governance and Compensation Committee considers the individual’s contribution to the Corporation’s achievement of its strategic objectives, the executive officer’s individual responsibilities and job performance, and option awards to such officer in previous years. Share options are also a variable component of compensation. The Board does not intend to grant any further options to directors of the Corporation (see “DSU Plan” – above). The Option Plan, which the shareholders of the Corporation have approved, is further described below.

Employee Share Purchase Plan - The Corporation’s 2005 Employee Share Purchase Plan (the “ESPP”) is a voluntary plan open to all eligible employees, as determined by the Board. A participant may contribute between 1% and 5% of the participant’s monthly base salary towards the purchase of Common Shares by way of payroll deductions. The Corporation will contribute an additional amount equal to 50% of the aggregate of all moneys contributed by the participant. Moneys contributed by the participant and the Corporation are held by an administrator who purchases Common Shares from the Corporation at the market price thereof on the Toronto Stock Exchange (the “TSX”) at the end of the month in question, and maintains an account for each participant. A maximum of 8,000,000 Common Shares, representing approximately 2.7% of the issued and outstanding Common Shares as of December 31, 2010, may be purchased by participants in the ESPP. As of December 31, 2010, 1,406,371 Common Shares have been issued pursuant to the ESPP, representing 0.48% of the issued and outstanding Common Shares.

Retirement Allowance – The Corporation contributes annually an amount equal to 6% of the annual base salary of each executive officer (with the exception of Mr. Guimond, discussed below) to a retirement savings plan identified by the individual, up to the relevant annual RRSP limit. The value of this retirement allowance for each Named Executive Officer is contingent on the salary level of such individual in the relevant year. With respect to Mr. Guimond, there is an Australian statutory requirement to contribute 9% of his annual base salary towards a retirement fund.

Personal Benefits - The Corporation provides a standard benefits package to its executive officers in order to aid in the retention of executive talent. The Corporation does not provide to its executives other forms of compensation generally referred to as perquisites (e.g., cars, club memberships, loans).

Annual Compensation Review Process

Prior to making its recommendations to the Board regarding executive compensation, the Corporate Governance and Compensation Committee conducts an annual assessment of each Named Executive Officer based upon its review of individual performance with reference to pre-established personal performance objectives, comparison to peer group, ability, and (for each officer other than the CEO) the CEO’s recommendation. The CEO’s subjective assessment of the performance of the senior executives also factors in pre-established personal performance objectives, as well as the individual’s contribution to achievement of the Corporation’s strategic and operational objectives. Similarly, the Corporate Governance and Compensation Committee’s assessment of the CEO’s performance is based on its subjective assessment, with reference to the CEO’s pre-established personal performance objectives, comparison to peer group, ability, and contribution to achievement of the Corporation’s strategic and operational objectives.

Role of the Corporate Governance and Compensation Committee - The Corporate Governance and Compensation Committee assists the Board in establishing key compensation policies and, on an annual basis, makes recommendations to the Board with respect to the compensation of the Corporation’s senior executives. Prior to making its recommendation the Committee consults with other members of the Board, and, where deemed appropriate, external consultants. In accordance with its Charter, the Corporate Governance and Compensation Committee undertakes the following on an annual basis:

(a)	Evaluates the CEO’s performance in light of pre-established performance objectives, and reports its conclusions to the Board;

(b)	Reviews the CEO’s compensation and, in the Corporate Governance and Compensation Committee’s discretion, recommends any changes to the Board for consideration;

(c)

Reviews the CEO’s recommendations for the senior executives’ compensation and, in the Corporate Governance and Compensation Committee’s discretion, recommends any changes to the Board for consideration;

(d)	Reviews directors’ compensation and, in the Corporate Governance and Compensation Committee’s discretion, recommends any changes to the Board for consideration;

(e)

Reviews senior executives’ employment agreements, including provisions relating to involuntary termination without cause, and termination following a change of control and, in the Corporate Governance and Compensation Committee’s discretion, recommends any changes to the Board for consideration; and

(f)	Ensures that compensation policies for the Chief Executive Officer and the senior executives:
(i) properly reflect their respective duties and responsibilities;
(ii) are competitive in attracting, retaining and motivating people with exceptional skills;
(iii) align the interests of the CEO and other senior executives with those of shareholders;
(iv) are based on established corporate and individual performance objectives; and
(v) appropriately include short and long-term performance incentives.

Role of the CEO - The CEO plays a role in executive compensation decisions through making recommendations to the Corporate Governance and Compensation Committee regarding executive officer base salary adjustments, annual bonuses and options. The Corporate Governance and Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make recommendations with respect to his own compensation.

Role of External Compensation Consultant - The Corporate Governance and Compensation Committee may at its discretion engage an external compensation consultant to provide market data on executive and director compensation and a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Decisions made by the Corporate Governance and Compensation Committee, however, are the responsibility of the Corporate Governance and Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by any such external consultant.

Benchmarking - The Corporate Governance and Compensation Committee considers industry executive compensation information to ensure that the Corporation’s compensation approach and structure is appropriate and reflects compensation trends in the market place. Generally, executive compensation has been designed to be competitive with the levels offered by companies comparable to Northgate in terms of size, assets and stage of development within the international gold mining industry. While not a rigid requirement, the Board has established this target range in recognition of the fact that the market for executive talent in the mining industry is exceptionally competitive and that the Corporation must have superior talent in order to accomplish its strategic objectives. This benchmarking is done with respect to each of the key elements of Northgate’s compensation program (base salary, annual bonus and share options), as well as the compensation of individual Named Executive Officers where job descriptions are sufficiently similar.

Compensation Recommendations for 2010

For 2010, the Corporate Governance and Compensation Committee quantified and reviewed all elements of the compensation of the Corporation’s Named Executive Officers as set forth in the Summary Compensation Table, below, including base salary, annual bonus, accumulated realized and unrealized share option gains, and the incremental cost to the Corporation of all other compensation and benefits. The Corporate Governance and Compensation Committee also quantified and reviewed the projected payouts to the Named Executive Officers resulting from a termination or change of control, including pursuant to the Corporation’s employment agreements with its Named Executive Officers and the Option Plan.

In 2010, the Corporate Governance and Compensation Committee retained the services of an external independent compensation consultant, Paul Pittman, to assist in the Committee’s analysis of current industry practices and trends in executive compensation, with particular regard to the North American mid-tier mining companies. The fees paid to Paul Pittman in respect of the services performed for the 2010 fiscal year were $24,000. Paul Pittman did not perform any other services for the Corporation in 2010.

The Corporate Governance and Compensation Committee reviewed all of this information to ensure that it had a complete understanding of each element of the compensation arrangements in effect for the executive officers, including an understanding of the “total” current executive compensation including future commitments.

The Board believes that the total compensation packages of the Corporation’s executive officers are appropriate in light of the Corporation’s overall performance during 2010 and the significant value each executive officer brings to the Corporation. The compensation levels of Messrs. Stowe, Douglas, Rockingham, MacPhail and Guimond reflect the Board’s view that the leadership and other qualifications and capabilities of these officers are key to the Corporation’s continued success in achieving its strategic objectives (both short and long term). Each of the Named Executive Officers brings extraordinary skills and value to the Corporation and its shareholders, and the Board believes their respective compensation arrangements recognize those skills and their contributions to the continued growth and development of the Corporation.

As noted above, the Board manages various elements of compensation so that the total package (at target performance levels) aggregates approximately to the median for comparable companies. Within total target compensation, in 2010 the Board generally sought to balance the target compensation components at 65% short-term cash compensation (including salary and incentive bonus) and 35% long-term equity compensation (share options). Besides base salary and the retirement allowance, all other compensation is at-risk, which means that the bulk of the total compensation package is at-risk and tied to the Corporation’s performance and personal performance for the Named Executive Officers. The Board believes that the percentage of compensation tied to the Corporation’s performance should increase at more senior levels. The target range stated above is intended to be a guideline, and the Board makes its decisions regarding compensation for individual positions within the context of market practices based on several factors. Other factors such as an individual’s performance, tenure and experience, the performance of the Corporation overall, any retention concerns and the individual’s historical compensation, including in comparison to peers in comparable positions, impact the decision-making process.

Base Salaries - Prior to making its recommendations to the Board regarding salaries of the Named Executive Officers, the Corporate Governance and Compensation Committee reviewed the report of the external consultant, mining and general industry benchmark data and, for Named Executive Officers other than the Chief Executive Officer, consulted with the Chief Executive Officer regarding individual performance.

The following companies were included in the industry benchmark survey data for 2010 due to their relative similarities to Northgate in size, scope and complexity of operations, and their focus on mining exploration, development and production.

Centerra Gold	Pan American Silver	Lundin Mining
Semafo	Quadra FNX Mining	Hecla Mining
Coeur d’Alene Mines	Alamos Gold	Thompson Creek Metals
Aurizon Mines	Golden Star Resources	Stillwater Mining
Minefinders	Gammon Gold	North American Palladium
Jaguar Mining	Kirkland Lake Gold	Hudbay Minerals
New Gold

The Corporation does not target salary at any particular percentile of the benchmark, although as noted above, the Corporate Governance and Compensation Committee aims to have the value of the total compensation package at a level near the median for comparable companies. Prior to making its recommendations, the Corporate Governance and Compensation Committee also considered individual performance, tenure and experience, the performance of the Corporation overall, any retention concerns and the individual’s historical compensation. Differentiation in the salaries and other components of compensation between Named Executive Officers reflects the varying scope and responsibility for each particular position as reflected in the report of the external consultant as well as industry benchmark survey data. The Board has not adopted a policy with regard to the internal relationship of compensation among the Named Executive Officers or other employees. The salaries for the Named Executive Officers for 2010 are shown in the salary column of the Summary Compensation Table on page 30, below.

Cash Bonus Awards

Prior to making its recommendations to the Board regarding bonus targets for 2011, the Corporate Governance and Compensation Committee considered (a) its assessment of each Named Executive Officer’s achievement of personal performance objectives and contributions towards attaining the Corporation’s strategic objectives, (b) the report of the external compensation consultant (c) the industry benchmarking data, (d) recommendations of the Chief Executive Officer (for all NEO’s other than the CEO) regarding bonuses with a view to having the overall compensation package for each executive meet the objectives of Northgate’s executive compensation program.

In making its recommendations to the Board regarding the peer group comparison component of the bonus target award for 2010, the Corporate Governance and Compensation Committee applied the formula approved by the Board in January of 2010. This formula was designed to factor in performance of the market price of the Common Shares in relation to a specified peer group of companies. For each NEO other than the CEO, the peer group comparison component comprised 25% of annual bonus target, and for the CEO this component comprised 40% of the annual bonus target.

The Corporate Governance and Compensation Committee designed the peer group to be reflective of companies with which Northgate competes for talent or capital. The criteria for the peer group review were selected to ensure that the peers were similar to Northgate in size, scope and complexity of operations. These criteria included gold mining companies with a focus on exploration, development and mining production; international presence and market capitalization similar to Northgate.

The composition of the peer group established by the Board for this purpose for 2010 is set forth below.

Aurizon Mines	Minefinders	Alamos Gold
Semafo	New Gold	Golden Star Resources
Jaguar Mining	Kirkland Lake Gold	Gammon Gold
Red Back

On the basis of the performance of the trading price of the shares of this peer group during 2010 relative to the performance of the Common Shares, the Board, on the recommendation of the Corporate Governance and Compensation Committee, decided to award $0 to each of the NEOs in respect of the peer group comparison component of the bonus target for 2010.

The bonuses for the Named Executive Officers for 2010 are shown in the “Non-Equity Incentive Plan Compensation Plan - Annual Incentive Plan” column of the Summary Compensation Table on page 30, below.

Share Option Awards – Share option grants reward executives for growth in the value of the Common Shares over the long term. The value of Common Share options is contingent on the relationship of the trading price of Common Shares at the time of exercise to the grant price, and therefore share price at the time of exercise will impact total compensation. Prior to making its recommendations to the Board regarding option grants, the Corporate Governance and Compensation Committee reviewed the report of the external consultant as well as mining and general industry benchmark data and, for Named Executive Officers other than the Chief Executive Officer, consulted with the Chief Executive Officer regarding individual performance. Grants to individual executives varied based on an assessment of individual performance, at the Board’s discretion. The grant date fair values of share options granted to the Named Executive Officers in 2010 are shown in the option-based awards column of the Summary Compensation Table on page 30, below.

Executive Compensation
2010 Summary Compensation Table

The following table details the compensation of the Named Executive Officers for each of the last three fiscal years of the Corporation.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(6)	Total Compensation ($)
					Annual Incentive Plans(2)	Long-term Incentive Plans
Kenneth G. Stowe President and CEO	2010 2009 2008	575,000 560,000 560,000	n/a	771,433 961,294 202,993	205,000 336,000 252,000	n/a	n/a	37,890 36,714 34,772	1,589,323 1,894,008 1,049,765
Jon A. Douglas Chief Financial Officer	2010 2009 2008	302,000 290,000 290,000	n/a	214,287 267,026 57,998	91,000 130,500 81,000	n/a	n/a	23,543 22,757 22,252	630,830 710,283 451,250
Peter MacPhail Chief Operating Officer	2010 2009 2008	312,000 300,000 300,000	n/a	257,144 320,431 72,497	100,000 165,000 112,500	n/a	n/a	27,403 22, 573 27,601	696,547 808,004 512,598
Chris Rockingham VP, Business Development & Exploration	2010 2009 2008	228,000 220,000 220,000	n/a	214,287 267,026 57,998	60,000 88,000 49,500	n/a	n/a	21,338 20,414 19,639	523,625 595,440 347,137
Luc Guimond Executive General Manager	2010 2009 2008	239,306(3) 213,210(4) 189,045(5)	n/a	171,429 213,621 57,998	72,911(5) 85,106(4) 60,900(3)	n/a	n/a	48,112 45,874 35,737	531,758 557,811 343,680

(1)

The grant date fair value of the share option awards is determined in accordance with Section 3870 of the CICA Handbook using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 14 to our consolidated financial statements for the fiscal year ended December 31, 2010.

(2)	Comprised of cash bonus, forming part of 2010 compensation of the Named Executive Officer in question.

(3)

2010 bonus of A$72,000 was converted using the February 15, 2011 Bank of Canada rate of 0.9875 to C$72,911. 2010 salary of A$240,000 was converted using the January 1, 2011 bank of Canada rate of 1.00290 to C$239,306.

(4)

2009 bonus of A$90,000 was converted using the February 1, 2010 Bank of Canada rate of 1.0575 to C$85,106. 2009 salary of A$225,000 was converted using the January 4, 2010 bank of Canada rate of 1.0553 to C$213,210.

(5)

A portion (A$179,027) of Luc Guimond’s 2008 base salary was earned in Australian currency, while the remainder (C$27,885) was earned in Canadian dollars. For purposes of the above table, the Australian portion of Mr. Guimond’s salary was converted to C$161,160 using the 2008 annual average rate of 1.110864 (per Bank of Canada), while Mr. Guimond’s bonus of A$75,000 was converted using the March 1, 2009 Bank of Canada rate of 1.2315 to C$60,900.

(6)

The amounts appearing in the “All Other Compensation” column in the above table are, in each case, comprised of: (a) the amount received by the NEO in the form of the Corporation’s annual contribution to their retirement savings plans, equal to 6% of such NEO’s annual base salary (up to the maximum RRSP allowed) or, in the case of Luc Guimond, 9% of his annual base salary; (b) the amount paid by the Corporation in the relevant year towards matching 50% of the annual value contributed by an NEO toward ESPP Common Share purchases (which NEO contribution may not exceed 5% of the contributing NEO’s salary for the relevant year); and (c) the annual payment by the Corporation in respect of key man medical insurance premiums on behalf of the Named Executive Officers, which in 2010 was as follows: Ken Stowe - $1,546; Jon Douglas - $908; Chris Rockingham - $1,975; Peter MacPhail - $908; Luc Guimond - $1,597. The amount noted under “all other compensation” for Luc Guimond for 2010 (during which he worked in Australia) includes a superannuation (Australian retirement savings plan) amount of A$20,250 and a foreign living allowance of A$26,400.

Incentive Plan Awards

The table below provides details with respect to stock options granted to the NEOs under the Option Plan.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kenneth G. Stowe President and CEO	250,000 300,000 300,000 350,000 350,000 450,000 450,000	1.79 2.60 4.07 2.97 1.03 3.55 2.89	Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	347,500 174,000 - 73,500 752,500 - 130,500	n/a	n/a
Jon A. Douglas Chief Financial Officer	100,000 100,000 100,000 100,000 100,000 125,000 125,000	1.79 2.60 4.07 2.97 1.03 3.55 2.89	Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	139,000 58,000 - 21,000 215,000 - 36,250	n/a	n/a
Peter MacPhail Chief Operating Officer	80,000 100,000 100,000 125,000 125,000 150,000 150,000	1.79 2.60 4.07 2.97 1.03 3.55 2.89	Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	111,200 58,000 - 26,250 268,750 - 43,500	n/a	n/a
Chris Rockingham VP, Business Development & Exploration	40,000 100,000 100,000 100,000 125,000 125,000	1.79 2.60 4.07 1.03 3.55 2.89	Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	55,600 58,000 - 215,000 - 36,250	n/a	n/a
Luc Guimond, Executive General Manager	75,000 35,000 100,000 60,000 100,000 100,000	3.85 4.07 2.97 1.03 3.55 2.89	Jul. 21, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018	- - 21,000 129,000 - 29,000	n/a	n/a

(1)	Share options vest 20% per year over a four year period beginning on the date of grant.

Incentive plan awards – value vested or earned during the year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Kenneth G. Stowe President and CEO	174,200	n/a	205,000
Jon A. Douglas Chief Financial Officer	50,000	n/a	91,000
Peter MacPhail Chief Operating Officer	62,100	n/a	100,000
Chris Rockingham VP, Business Development & Exploration	50,000	n/a	60,000
Luc Guimond, Executive General Manager	48,400	n/a	72,911(2)

(1)

This represents the aggregate dollar value that would have been realized if the options had been exercised on their vesting date, being the difference between the market price of the underlying securities at exercise and the exercise price of the options under the options on the vesting date.

(2)	Comprised of cash bonus, awarded at the discretion of the Board forming part of 2010 compensation of the Named Executive Officer in question.

Defined Benefit and Defined Contribution Plans

The Named Executive Officers do not participate in any defined benefit, actuarial pension plan or any other post-retirement supplementary compensation plans. Executive officers receive an annual contribution to a group retirement savings plan equal to 6% of annual base salary (up to the maximum RRSP allowed), with the exception of Mr. Guimond, who, in accordance with the relevant Australian statutory requirement, receives an annual contribution of an amount equal to 9% of his annual base salary.

Potential Payments on Termination or Change of Control

The Corporation recognizes that the potential for a change of control can create uncertainty for its employees that may result in loss or distraction of executives during a critical period. As a result, the Corporation included in the employment agreements of each of its Named Executive Officers provisions designed to retain executives and their critical capabilities to enhance and protect the best interests of the Corporation and its shareholders during an actual or threatened change-of-control situation. The Board, based on the recommendation of the Corporate Governance and Compensation Committee, has determined that the level of benefits in such change of control provisions is competitive within the mining industry and is appropriate to motivate and retain key executives during an actual or threatened change of control.

The Corporation’s employment agreements with each of its Named Executive Officers provide that in the event the officer terminates his employment due to a material change in his titles or responsibilities, a material reduction in his annual base salary or benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, he shall be entitled to the following payments: an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination (with the exception of Mr. Guimond, who shall receive an amount equal to the annual base salary that would have been payable to him for a period of 12 months from the date of termination); an amount equal to 1 times (with the exception of Mr. Stowe, who shall receive 2 times) the average bonus he was paid over the 3 year period immediately preceding his termination; and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit (with the exception of Mr. Guimond who shall be entitled to receive an amount equal to the product of his annual base salary and 9%). In addition, the Corporation shall maintain his benefits (including short-term disability, long-term disability, life insurance and accidental death and dismemberment insurance benefits) for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The amounts of estimated potential payments on termination or change of control that the Board, based on the recommendation of the Corporate Governance and Compensation Committee, approved for the Named Executive Officers are shown in the Potential Payments on Change of Control or Termination table, below.

Accelerated Vesting of Stock Options – The Option Plan provides that if a change of control occurs, all outstanding and unvested options will be accelerated so as to become vested, whereupon such option may be exercised in whole or in part by the optionee.

Potential Payments on Termination or Change of Control(1)

	Estimated payment in lieu of 24 month’s salary(2) ($)	Estimated Payment in lieu of bonus(3) ($)	Estimated Payment in lieu of Retirement Allowance(4) ($)	Options (Unvested and Accelerated) (5) ($)	Total Estimated Payment on Termination or Change of Control ($)
Kenneth G. Stowe President and CEO	1,150,000	528,667	44,000	585,300	2,307,967
Jon A. Douglas Chief Financial Officer	604,000	100,833	36,240	166,400	907,473
Peter MacPhail Chief Operating Officer	624,000	125,833	37,440	206,550	993,823
Chris Rockingham VP, Business Development & Exploration	456,000	65,833	27,360	158,000	707,193
Luc Guimond, Executive General Manager	478,612	72,972	43,075	163,370	785,029

(1)

The Corporation has entered into employment contracts with each of Messrs. Stowe, Douglas, MacPhail, Rockingham and Guimond which set out, among other things, the termination and change of control benefits for the respective NEO and the triggers therefor. For purposes of the above table, “termination” is deemed to include (a) termination by the officer of his employment due to a material change in his titles or responsibilities, (b) termination by the officer of his employment due to a material reduction in his annual base salary or benefits, (c) termination of the officer’s employment by the Corporation without just cause, or (d) termination of the officer’s employment upon a change of control of the Corporation.

(2)

Each of the employment contracts with Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable Named Executive Officer is entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination. The employment contract with Mr. Guimond provides that he is entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 12 months from the date of termination.

(3)

Mr. Stowe’s employment agreement provides that he shall receive an amount equal to 2 times the average bonus he was paid over the 3-year period immediately preceding his termination. The employment agreement of each of Messrs Guimond, Douglas, MacPhail and Rockingham provides that the applicable NEO is to receive an amount equal to 1 times the average bonus he was paid over the 3-year period immediately preceding his termination.

(4)

Each of the employment agreements with Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable Named Executive Officer is entitled to receive an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the applicable RRSP limit. Under his employment agreement Mr. Guimond is entitled to receive an amount equal to 1 times his annual base salary times 9%.

(5)

The value of unvested and accelerated options is calculated by multiplying the number of Common Shares underlying unvested options by the closing price of a Common Share of as of December 31, 2010, and then deducting the aggregate exercise price of these options.

Option Based Awards

Share Options – As noted above, Common Share options are a variable component of compensation, the granting of which is determined by the Board following its receipt of the recommendation of the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee bases its recommendation on its assessment of the Corporation’s performance, relative shareholder return, the value of similar incentive awards to executive officers at comparable companies and previous option awards to such officers in past years. Additional factors relevant to these considerations include achievement of sustained, long-term profitability and other identified corporate objectives as well as the executive officer’s individual responsibilities. Share options also provide a focus on share price performance and facilitate executive ownership of Common Shares. Pursuant to the terms of the Option Plan, a maximum of 14,000,000 Common Shares may be granted to directors, officers and employees of the Corporation or its subsidiaries, which represents approximately 4.8% of the Corporation’s total issued and outstanding Common Shares as at December 31, 2010. The price at which options may be granted is the price at which the last recorded sale of a board lot of Common Shares took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the weighted average trading price on the TSX for the Common Shares for the five trading days immediately preceding the date of granting the option. Options may be granted for a period of not less than 7 years with vesting of 20% on the date of the grant and 20% each year thereafter to be 100% vested after 4 years. No option shall be exercised after the employment of the option holder ceases with the Corporation or its subsidiaries, subject to certain limited exceptions. Options shall not be granted to an individual if such options, together with all other options then held by such individual, would upon exercise result in the issue to such individual of more than 5% of the Common Shares then outstanding. No options granted under the Option Plan are assignable otherwise than by testamentary disposition or pursuant to the laws of succession. Under no circumstances will any option be re-priced, backdated, replaced, extended or otherwise altered, including, without limitation, so as to improve the value of any “out of the money” options. Any amendment to the Option Plan or options granted will not become effective until regulatory and shareholder approval has been received. As of December 31, 2010, options to purchase 941,650 Common Shares had been exercised, representing 0.32% of the issued and outstanding Common Shares, and options to purchase 7,342,200 Common Shares were outstanding under the Option Plan, representing 2.52% of the issued and outstanding Common Shares.

1,986,000 Options were granted in respect of the 2010 fiscal year of the Corporation, representing 0.68% of the Corporation’s total issued and outstanding Common Shares as at December 31, 2010.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options (1)	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	7,342,200	2.78	4,288,350
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	7,342,200	2.78	4,288,350

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options.
(2)

Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under Northgate’s stock option plan, representing 1.47% of the number of Common Shares issued and outstanding as at December 31, 2010.

Exercised Options

The following table sets forth the dollar value gains realized by NEOs from exercising stock options in 2010.

Gains from
Stock Option
Name and Principal Position	Exercised
Kenneth G. Stowe
President and CEO	$36,750

Jon A. Douglas
Chief Financial Officer	$11,440

Peter MacPhail
VP, Operations	$27,900

Chris Rockingham
VP, Business Development & Exploration	$41,442

Luc Guimond
Executive General Manager	$80,800

Relative Cost of NEO Compensation

The following table sets forth the total cost of compensation to the NEO’s as a group as a percentage of the Corporation’s total profit for 2010.

	2010 Profit/(Loss):	(39,283,000)

	Total
	Compensation	% of Profit/(Loss)
Ken Stowe	1,589,323	(4.0)%
Jon Douglas	630,830	(1.6)%
Peter MacPhail	696,547	(1.8)%
Chris Rockingham	523,625	(1.3)%
Luc Guimond	531,758	(1.4)%
	3,972,083	(10.1)%

Performance Graph

The above chart compares the cumulative shareholder return (CSR) on $100 invested in Common Shares on December 31, 2005 with the equivalent cumulative value invested in the Toronto Stock Exchange Composite Index for the same period. The chart also shows a comparison between the investment values and the trend in aggregate executive compensation for the NEOs in each reported year, using $100 of total compensation as a base point. For purposes of the above chart, NEO executive compensation includes base salary, annual short-term incentive payment (cash bonus) and the amounts included in the “All Other Compensation” column of the Summary Compensation Table on page 30, below for the Named Executive Officers in each reported year. Through 2007, the Corporation’s trend in executive compensation increased in concert with the improvements in the Corporation’s CSR and improvements in the equity markets in general. The CSR on the Common Shares in 2008 however, particularly in the fourth quarter, trended in correlation with global equity markets as the world economy struggled with an unprecedented credit and liquidity crisis. In January of 2009, the Board demonstrated its commitment to the Corporation’s philosophy of alignment of compensation with Corporation performance as it elected to freeze salaries of each of the Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers at 2008 levels (0% increase), and to reduce bonus awards below target levels. In 2009, executive compensation trended upward in correlation with the Corporation’s improved performance in achievement of its strategic objectives, including the significant improvement in creation of sustainable shareholder value, as reflected in the performance graph set forth above. The downward movement in executive compensation in 2010 reflects the application of the target bonus formula relating to the performance of the trading price of the shares of the selected peer group during 2010 relative to the performance of the Common Shares, which resulted in the Board’s decision to award $0 to each of the NEOs in respect of the peer group comparison component of the bonus target for 2010.

PART FIVE – OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of March 31, 2011, neither the Corporation nor any of its subsidiaries had any loan outstanding to our current or former directors or executives.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed director of the Corporation, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

Corporate Governance

The Canadian Securities Administrators’ National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”) set forth the corporate governance guidelines and disclosure policies of the TSX. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. A full description of the corporate governance practices of the Corporation with respect to NI 58-101 and NI 58-201 is set out under “Statement of Corporate Governance Practices”, on page 17, above.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is included in the Corporation’s 2010 Annual Report which includes the audited comparative financial statements and management discussion and analysis for the year ended December 31, 2010 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Information Circular, may be obtained on SEDAR or upon request from the Corporation at 406 - 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6.

Approval of Directors

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, this 31st day of March, 2011.

"Terrence A. Lyons"
TERRENCE A. LYONS
Chairman of the Board

SCHEDULE A

NORTHGATE MINERALS CORPORATION
MANDATE OF THE BOARD OF DIRECTORS

1.   General

The primary responsibility of the Board of Directors (the “Board”) of Northgate Minerals Corporation (the “Corporation”) is to provide governance and stewardship to the Corporation.

Each of the members of the Board shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Corporation and its operations.

The Board will oversee the Corporation’s systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct.

The Board will carry out this mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time): the Corporate Governance and Compensation Committee, the Finance Committee, the Health, Safety & Environment Committee and the Audit Committee.

2.   Appointment and Supervision of Management

The Board will:

  Adopt a succession planning process and participate in the selection, appointment, development, evaluation and compensation of the Chief Executive Officer (“CEO”) and other senior officers.

  Satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Corporation.

  Review and consider for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy.

  Develop and approve position descriptions for each of the Chairman of the Board and the CEO, and measuring the performance of those acting in such capacities against such position descriptions.

3.   Strategic Planning, Risk Management

The Board will:

  Adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis.

  Review and approve all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Corporation’s business.

  Review and approve management’s strategic and operational plans to ensure they are consistent with the corporate strategy, and monitor the Corporation’s performance against both short-term and long-term strategic objectives.

  Confirm that a system is in place to identify and manage the principal risks to the Corporation and its business.

  Review management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Corporation policies and accepted practices in the mining industry.

  Confirm that processes are in place to address and comply with applicable regulatory matters as well as all significant policies of the Corporation.

4. Financial Reporting and Management

The Board will:

  Approve the Corporation’s financial statements and review and oversee the Corporation’s compliance with applicable audit, accounting and financial reporting requirements.

  Approve an annual budget.

  Confirm the integrity of the Corporation’s internal control and management information systems.

  Review operating and financial performance results relative to established strategy, budgets and objectives.

  Review and assess the adequacy of the committee charters on an annual basis.

5. Shareholder Communication

The Board will:

  Monitor the effectiveness of the Corporation’s Disclosure Policy, with a view to confirming that management has established a system for effective corporate communications including processes for consistent, transparent, accurate, regular and timely public disclosure in compliance with applicable laws and recommended best practices.

  Report annually to shareholders on the Board’s stewardship for the previous year.

  Determine appropriate criteria against which to evaluate corporate performance against shareholder expectations and confirm that the Corporation has a system in place to receive feedback from shareholders.

6. Corporate Governance

The Board will:

  Establish an appropriate system of corporate governance including practices to permit the Board to function independently of management and non-independent directors.

  Establish committees and approve their respective charters and the limits of authority delegated to each committee.

  Determine Board member qualifications.

  Establish appropriate processes for the regular evaluation of the effectiveness of the Board, its chair, all the committees of the Board and their respective chairs, and all the members of the Board and its committees.

  Approve the nomination of directors.

  Review the adequacy and form of directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

  Meet without management or non-independent directors present.

  Establish a minimum attendance expectation for Board members in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits, and review in advance all the applicable materials for such meetings.

7. Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Northgate, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Northgate’s business ethically and with honesty and integrity. Policies the Board will adopt include the following:

  Code of Business Conduct and Ethics

  Whistleblower Policy

  Disclosure Policy

  Fraud Policy

  Monetary Authority Limits Policy

  Insider Trading Policy

8. Review of Mandate

The Corporate Governance and Compensation Committee will annually review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.